FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Dr. Reddy’s announces ANDA filing for Olanzapine ODT
Dr. Reddy’s announces ANDA filing for Fexofenadine HCl Tablets
Signatures

(1)	Press Release, “Dr. Reddy’s announces ANDA filing for Olanzapine ODT” March 11, 2003.

(2)	Press Release, “Dr. Reddy’s announces ANDA filing for Fexofenadine HCl Tablets” March 26, 2003.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 2373 1946 Fax: 91 40 2373 1955 www.drreddys.com

Dr. Reddy’s announces ANDA filing for Olanzapine ODT

Hyderabad, India, March 11 2003:

Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the Company had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for Olanzapine Orally Disintegrating Tablets (ODT), equivalent to 5mg, 10mg, 15mg and 20mg, with a Paragraph IV certification on the 5,229,382 patent.

Dr. Reddy’s notified Eli Lilly, upon which the latter filed a lawsuit against the Company in the United States District Court for the Southern District of Indiana, alleging patent infringement on the ‘382 patent. Dr Reddy’s believes that it has the first-to-file status on all dosage strengths and if successful in its litigation, would enjoy a 180-day marketing exclusivity.

The Company also stated that drug delivery system for the Olanzapine ODT ANDA was developed in-house.

Olanzapine ODT is Eli Lilly’s Zyprexa Zydis® and is indicated for the management of the manifestation of psychotic disorders. The brand has annual sales in the United States of approximately $106 million. (Source: IMS 2002)

About Dr Reddy’s Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Contact Information Media: R Rammohan at rammohanr@drreddys.com or on +91-40-55511620 or Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts: US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880 Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Press Release

Dr. Reddy’s Laboratories Ltd. 7-1-27 Ameerpet Hyderabad 500 016 India Tel: 91 40 2373 1946 Fax: 91 40 2373 1955 www.drreddys.com

Dr. Reddy’s announces ANDA filing for Fexofenadine HCl Tablets

Hyderabad, India, March 26 2003:

Dr. Reddy’s Laboratories (NYSE: RDY) today announced that the Company had filed an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration for Fexofenadine HCl Tablets, equivalent to 30 mg, 60 mg and 180 mg of base, with Paragraph IV certifications on all seven Orange Book patents listed for Allegra® tablets.

Dr. Reddy’s notified Aventis Pharmaceuticals, Inc., upon which the latter filed a lawsuit against the Company in the United States District Court for the District of New Jersey alleging patent infringement on six Orange Book patents.

Fexofenadine HCl Tablets are the generic version of Aventis’ Allegra® tablets. The product is indicated for the relief of symptoms associated with seasonal allergic rhinitis. The brand has annual sales in the United States of approximately $1.35 billion. (Source: IMS 2002)

About Dr Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Contact Information

Media: Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511725 or Bhaswati Banerjee at banerjeeb@drreddys.com or on +91-40-55511725.

Investors and Financial Analysts:

US & Europe – Artie Rokkam at artie@drreddys.com or on + 001-201-760-2880 X211 Asia Pacific – Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date:	April 4, 2003	By:	/s/ Santosh Kumar Nair

(Signature)*
Santosh Kumar Nair Company Secretary

*	Print the name and title of the signing officer under his signature.